UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1207, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

9F Inc. Reports First Half 2026 Unaudited Financial Results

BEIJING, CHINA — November 6, 2026— 9F Inc. (“9F” or “the Company”) (NASDAQ: JFU), a digital technology service provider aiming to empower institutional partners with advanced financial technologies as well as attract investors with investment opportunities, today announced its unaudited financial results for the six months ended June 30, 2026.

First Half 2026 Financial Highlights

●	Total net revenues were RMB78.7 million (US$11.6 million), representing a decrease of 48.3% from RMB152.1 million in the first half of 2025. The decrease was primarily due to the decrease in our sales income revenues because of declined order volume, and the decrease in our technical services revenues resulted from the business contraction of our institutional partners which were actively adapting to the challenging market environment marked by continued industry contraction and tighter regulatory oversight.

●

Net income was RMB704.6 million (US$103.8 million), as compared to net income of RMB218.6 million in the first half of 2025. The increase was primarily attributable to unrealized gains from our investments in marketable securities as of June 30, 2026, which were made on a temporary basis for better management of our cash reserve. Unrealized gains from our investments are primarily derived from unrealized gains on wealth management products held by the Company, which are measured at market valuation and are subject to significant volatility. If the Company chooses to dispose of these assets at an unfavorable time, such gains could turn negative and result in losses.

Over the past six months, the Company’s operations have faced pressures from regulatory developments and business contraction, among other factors, and there is a possibility that operating-level profits may continue to decline and turn into losses. It is the income from wealth management products that has enabled our overall financial performance to remain stable.

●	Adjusted net income[1] was RMB153.9 million (US$22.7 million), as compared to an adjusted net income of RMB105.1 million in the first half of 2025.

●	Cash and cash equivalents and term deposits were RMB1,129.6 million (US$166.5 million), representing a 157.7% increase compared with RMB438.4 million as of December 31, 2025. The increase was primarily due to the disposals of certain marketable securities we hold for temporary short-term cash management purposes.

●	Restricted cash was RMB282.5 million (US$41.6 million), representing a 10.5% decrease from RMB315.6 million as of December 31, 2025, of which RMB198.3 million was cash subject to temporary judicial freeze in connection with certain ongoing litigations, and RMB65.7 million was cash we received from investors under Internet Securities Services for Hong Kong and U.S. stock markets for their investment in securities. The decrease was primarily due to (i) the release of previously frozen funds upon the conclusion of certain litigation matters, and (ii) a reduction in cash received from investors for securities transactions as a result of lower trading volumes in the Company’s securities brokerage services.

[1]	“Adjusted net income” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section entitled “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release. Adjusted net income excludes the effect of share-based compensation expenses, impairment loss of investments, unrealized gain of investment in marketable securities and tax effect of adjustments.

First Half 2026 Financial Results

●	Total net revenues were RMB78.7 million (US$11.6 million), representing a decrease of 48.3% from RMB152.1 million in the first half of 2025.

Sales income revenues were RMB31.8 million (US$4.7 million) in the first half of 2026, representing a decrease of 58.1% from RMB75.9 million in the first half of 2025. The decrease was primarily due to reduced customer procurement demand, which led to declined order volume.

Technical services revenues were RMB39.9 million (US$5.9 million) in the first half of 2026, representing a decrease of 34.6% from RMB61.0 million in the first half of 2025. The decrease was primarily due to the decrease in demand for our technical services, which was in turn a result of the relative decline in the business activities of our customers under the recent market environment. We expect such trend may continue for a relatively long period.

Wealth management revenues were RMB7.0 million (US$1.0 million) in the first half of 2026, representing a decrease of 53.9% from RMB15.3 million in the first half of 2025. This reflected a reduction in insurance order volume due to the reduced customers demand of our insurance business during the period.

Total operating expenses and fees (including cost of goods sold) were RMB123.9 million (US$18.3 million), representing a decrease of 0.1% from RMB124.0 million in the first half of 2025, consisted of (i) sales and marketing expenses of RMB4.5 million (US$0.7 million), representing a decrease of 23.0% from RMB5.9 million in the first half of 2025, (ii) origination and servicing expenses of RMB10.2 million (US$1.5 million), representing a continued decrease of 63.1% from RMB27.6 million in the first half of 2025, (iii) general and administrative expenses of RMB111.8 million (US$16.5 million), representing an increase of 44.0% from RMB77.7 million in the first half of 2025, and (iv) reversal of credit losses of RMB7.7 million (US$1.1 million), as compared to reversal of credit losses of RMB0.8 million in the first half of 2025, as well as the cost of goods sold of RMB5.0 million (US$0.7 million), representing a decrease of 63.0% from RMB13.6 million in the first half of 2025.

Interest income and realized gain of investment in marketable securities was RMB39.1 million (US$5.8 million) in the first half of 2026, compared with RMB56.5 million in the first half of 2025. The realized gain of investment trends will depend on broader market, regulatory and economic conditions, which remain subject to risks and uncertainties, and past performance should not be regarded as indicative of future results.

Income tax expense was RMB35.5 million (US$5.2 million) in the first half of 2026, compared with RMB20.8 million in the first half of 2025. Income tax expense increased primarily due to deferred tax expense arising from the increase in the fair value of marketable securities we hold during the first half of 2026.

Net income was RMB704.6 million (US$103.8 million) in the first half of 2026, compared with net income of RMB218.6 million in the first half of 2025.

Adjusted net income was RMB153.9 million (US$22.7 million), compared with adjusted net income of RMB105.1 million in the first half of 2025.

As of June 30, 2026, the Company had cash and cash equivalents and term deposits of RMB1,129.6 million (US$166.5 million).

Use of Non-GAAP Financial Measures

The Company uses adjusted net income, a non-GAAP financial measure, in evaluating its operating results and as a supplemental measure to review and assess its financial and operational performance. The Company believes that adjusted net income provides useful information about its core operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The Company also believes that adjusted net income, which excludes the effect of share-based compensation expenses, impairment loss of investments, unrealized gain of investment in marketable securities and tax effect of adjustments, helps identify underlying trends in its business and helps the Company’s management formulate business plans.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Other companies, including peer companies in the industry, may calculate this non-GAAP measure differently, which may reduce its usefulness as a comparative measure. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating the Company’s performance. For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the rate in effect as of June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The percentages stated are calculated based on RMB amounts.

In preparing our financial results contained in this announcement, (i) assets and liabilities are translated from such entity’s functional currency to reporting currency using the exchange rates in effect on the balance sheet date, (ii) equity amounts are translated at historical exchange rates, and (iii) revenues, expenses, gains and losses are translated using the average rates for the six months ended June 30, 2026.

Recent Development

Shareholder Agreement

On April 23, 2018, Nine F Capital Limited, an entity controlled by the family trust of our chairman of the board, Mr. Lei Sun, acquired 13,585,200 of our ordinary shares from Nine Fortune Limited, an entity controlled by our director, Mr. Yifan Ren, for approximately US$96 million. The closing and registration of the transfer of all such shares was subsequently closed.

We have been advised that the parties subsequently entered into an amendment agreement (the “Amendment Agreement”), pursuant to which, the consideration for the target shares was re-set as follows: (i) for 2,160,000 ordinary shares, the purchase consideration was set at US$9.259259 per share, for an aggregate consideration of approximately US$20.0 million, and (ii) for the remaining ordinary shares, a purchase price conditioned on the occurrence of certain event without any guaranteed minimum portion was set. Such event did not subsequently happen and therefore no purchase consideration for such remaining shares was applied. As of the date of this announcement, Nine F Capital Limited has paid in full all consideration payable by it under the Amendment Agreement in the total amount of US$20 million, and has no further payment obligations thereunder.

As previously disclosed, Nine F Capital Limited satisfied the consideration using borrowed funds in 2018, and in connection with our initial public offering in 2019, Nine F Capital Limited sold 2,150,000 ordinary shares, with the proceeds from such sale applied in full toward repayment of the corresponding US$20 million loan. Such proceeds were designated exclusively for repayment of the loan in connection with the payment of the purchase price, and were remitted in full to the lending bank through a pre-arranged payment channel. Upon such repayment, Nine F Capital Limited did not receive any additional or residual proceeds from the sale of its shares in our initial public offering.

We did not receive, and will not receive, any proceeds from the aforementioned transactions, as they were arrangements among the relevant shareholders and did not result in any proceeds being paid to the Company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to continue or to complete its ongoing business transformation, its ability to attract and retain investors on its platform, its ability to apply for or obtain any license, its ability to expand into any new market, its ability to compete effectively, its ability to comply with any applicable laws, regulations and governmental policies in China or elsewhere, general economic conditions in China and elsewhere, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Neither track record nor past performance is indicative of future results. 9F Inc. does not guarantee any specific outcome (including the outcome of its ongoing business transformation) or profit.

All information provided in this press release is as of the date of this press release, and subject to change without notice. 9F Inc. does not undertake any obligation to update information contained herein as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

9F Inc.

E-mail: ir@9fgroup.com

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$

Assets
Cash and cash equivalents	434,527	1,086,486	160,128
Restricted cash	315,599	282,510	41,637
Term deposit	3,846	43,113	6,354
Investment in marketable securities	2,847,627	2,861,246	421,695
Accounts receivable, net	87,390	48,761	7,186
Other receivables, net	79,468	45,474	6,702
Loan receivables, net	—	83,142	12,254
Amount due from related parties	—	8	1
Prepaid expenses and other assets, net	165,455	163,926	24,160
Investments	315,596	308,910	45,527
Operating lease right-of-use assets, net	2,888	11,662	1,719
Property, equipment and software, net	42,582	37,872	5,582
Intangible assets, net	3,312	2,670	394
Total assets	4,298,290	4,975,780	733,339
Liabilities
Payroll and welfare payable	9,534	6,872	1,013
Taxes payable	297,592	289,950	42,733
Accrued expenses and other liabilities	198,419	181,893	26,808
Operating lease liabilities	1,145	11,333	1,670
Amounts due to related parties	6,112	6,142	905
Deferred tax liabilities	14,283	31,482	4,640
Total liabilities	527,085	527,672	77,769
Shareholders’ equity
Class A ordinary shares (US$ 0.00001 par value; 4,600,000,000 shares authorized as of December 31, 2025 and June 30, 2026; 174,304,260 shares issued and outstanding as of December 31,2025 and June 30, 2026)	1	1	—
Class B ordinary shares (US$ 0.00001 par value; 200,000,000 shares authorized as of December 31, 2025 and June 30, 2026; 61,162,400 shares issued and outstanding as of December 31, 2025 and June 30, 2026)	1	1	—
Additional paid-in capital	5,713,030	5,713,097	842,006
Statutory reserves	476,164	476,164	70,178
Accumulated deficit	(2,619,027)	(1,914,038)	(282,094)
Accumulated other comprehensive income	141,696	115,298	16,993
Total 9F Inc. shareholders’ equity	3,711,865	4,390,523	647,083
Non-controlling interest	59,340	57,585	8,487
Total shareholders’ equity	3,771,205	4,448,108	655,570
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,298,290	4,975,780	733,339

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2026
	RMB	RMB	US$

Revenue:
Sales income	75,860	31,752	4,680
Cost of goods sold	(13,627)	(5,040)	(743)
Gross Profit	62,233	26,712	3,937
Technical services	60,982	39,868	5,876
Wealth management	15,268	7,033	1,037
Total net revenues	152,110	78,653	11,593
Operating costs and expenses:
Sales and marketing expenses	(5,911)	(4,549)	(670)
Origination and servicing	(27,627)	(10,193)	(1,502)
General and administrative expenses	(77,666)	(111,811)	(16,479)
Reversal of credit losses	812	7,665	1,130
Total operating expenses and fees (including cost of goods sold)	(124,019)	(123,928)	(18,264)
Operating income (loss)	28,091	(45,275)	(6,671)
Interest income and realized gain of investment in marketable securities	56,495	39,062	5,757
Impairment loss of investments	(9,034)	—	—
Unrealized gain of investment in marketable securities	133,689	737,685	108,721
Other income, net	217	9,074	1,337
Income before income tax expense and share of profit from equity method investments	209,458	740,546	109,144
Income tax expense	(20,828)	(35,518)	(5,236)
Income (loss) from equity method investments, net	29,920	(436)	(64)
Net income	218,550	704,592	103,844
Net loss attributed to the non-controlling interest shareholders	11	397	59
Net income attributable to 9F Inc. ordinary shareholders	218,561	704,989	103,903
Net income per ordinary share:
Basic	0.93	2.99	0.44
Diluted	0.93	2.99	0.44
Weighted average number of ordinary shares used in computing net income per ordinary share
Basic	235,499,660	235,499,660	235,499,660
Diluted	235,879,327	235,907,610	235,907,610

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2026
	RMB	RMB	US$
Net income	218,550	704,592	103,844
Other comprehensive income
Unrealized gain (loss) on available-for-sale investments	1,517	(316)	(47)
Foreign currency translation adjustment, net of tax of nil	(25,569)	(27,440)	(4,044)
Total comprehensive income	194,498	676,836	99,753
Total comprehensive loss attributable to the non-controlling interest shareholders	11	1,755	259
Total comprehensive income attributable to 9F Inc.	194,509	678,591	100,012

9F Inc.

Unaudited Reconciliations of GAAP And Non-GAAP Results

(Amounts in thousands)

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2026
	RMB	RMB	US$
Net income	218,550	704,592	103,844
Add:
Share-based compensation	277	67	10
Impairment loss of investments	9,034	—	—
Less:
Unrealized gain of investment in marketable securities	133,689	737,685	108,721
Tax effect of adjustments	(10,949)	(186,961)	(27,555)
Non-GAAP Adjusted net income	105,121	153,935	22,688

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

By:	/s/ Lei Liu
Name:	Lei Liu
Title:	Chief Executive Officer

Date: November 6, 2026